Exhibit 99.11

Section A

OVERVIEW

Summary	A.3
1. Accelerating Québec's economic transformation	A.13
2. Supporting the government's main missions	A.15
3. Supporting Quebecers and communities with targeted action	A.17
4. Québec's economy	A.19
5. Québec's financial situation	A.25
5.1 Stimulating the economy through significant public infrastructure investments	A.31
6. The Québec government's debt	A.33
APPENDIX: Québec's economic outlook - 2024 to 2030	A.35

A.1

SUMMARY

Since the pandemic, Québec has faced an economic and geopolitical context marked by persistent uncertainty. With significant geopolitical tensions, fluctuating trade and tariff policies along with the fragmentation of trade, the global landscape is affecting the public finances of several major economies worldwide, particularly open economies like Québec's.

In this environment, the government has had to strike a delicate balance between making the necessary investments to strengthen public services, stimulate the economy, protect Quebecers' purchasing power, look after the well-being of the most vulnerable populations and support businesses heavily affected by tariffs while maintaining the sound management of public finances. The government has approached this challenge responsibly.

❏ A responsible budget with targeted measures for Quebecers

In a climate of ongoing uncertainty, the government is supporting businesses operating in a shifting economic landscape, investing in infrastructure, prioritizing the government's main missions and supporting Quebecers and communities with targeted action.

In Budget 2026-2027, the government is allocating nearly $9.6 billion over six years to support businesses, the government's main missions and Quebecers.

The government is also increasing investment in infrastructure by more than $5 billion over six years.

In Budget 2026-2027, the government is carrying on its actions:

- it is accelerating Québec's economic transformation;

- it is investing in infrastructure to strategically support the Québec economy;

- it is prioritizing funding for the government's main missions to guarantee Quebecers accessible, high-quality services;

- it is taking targeted action to support Quebecers and communities.

Overview	A.3

TABLE A.1

Financial impact of the measures in Budget 2026-2027
(millions of dollars)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Accelerating Québec's economic transformation	-	−480.3	−507.4	−360.7	−204.7	−150.4	−1 703.5
Supporting the government's main missions	-	−910.0	−928.3	−851.0	−794.7	−791.4	−4 275.4
Supporting Quebecers and communities with targeted action	−37.0	−742.3	−1 129.6	−724.1	−503.6	−478.6	−3 615.2
TOTAL	−37.0	−2 132.6	−2 565.3	−1 935.8	−1 503.0	−1 420.4	−9 594.1

Note: Totals may not add due to rounding.

Lastly, the government is reaffirming its commitment to the responsible management of public finances, having seen compelling results. After a downward adjustment in 2024-2025, the accounting deficits projected for 2025-2026 and 2026-2027 are reduced by nearly $3.8 billion and $861 million, respectively. For the following years, the gaps to be bridged are reduced. Québec's net debt burden is also adjusted downward compared to Budget 2025-2026 for each year of the financial framework. The government is resolutely pursuing its path toward a balanced budget, and it intends to do this by 2029-2030.

❏ Québec's economic situation

The global economy is in a period of profound transformation. After several decades of growth fuelled by globalization and free trade, a new context characterized by rising protectionism and heightened geopolitical tensions is emerging, disrupting supply chains and creating a climate of uncertainty that is weighing on investment and international trade.

Meanwhile, accelerated investment in artificial intelligence (AI) is supporting productivity gains. This dynamic is encouraging the emergence of new innovation hubs and reshaping global competition. Still, enthusiasm surrounding AI in financial markets raises the risk that these markets may overestimate the speed and scale of expected economic benefits.

Budget 2026‑2027
A.4	Budget Plan

Québec is nevertheless well positioned to deal with this new situation. Since 2018, Québec has outperformed the rest of Canada. The significant initiatives implemented by the Québec government to increase the potential of the economy have led to the creation of more wealth.1

- According to the most recent official statistics available, between 2018 and 2024, the standard of living, measured by real GDP per capita, increased by 4.9% in Québec. For the same period, it fell by 0.3% in Ontario and 0.9% in the rest of Canada.

Québec's standard of living gap with Ontario narrowed from 15.9% in 2018 to a low of 10.2% in 2024. After reaching 20.2% in 2018, the standard of living gap with the rest of Canada stood at 13.6% in 2024.

– Such small gaps have never been observed since statistics began to be compiled in 1981.

- At the same time, the Québec government has continued to protect its citizens' wallets, thereby strengthening the financial position of Québec households.

- Between 2018 and 2024, household purchasing power, as measured by real disposable income per capita, improved by 9.2% in Québec, compared to 5.1% in Ontario and the rest of Canada.

Québec's economy has better withstood various headwinds and is gradually adapting to the new trade reality. There is still uncertainty around trade tensions and the review of the Canada-United States-Mexico Agreement (CUSMA), but it is expected to gradually subside. Nevertheless, population aging, in combination with adjustments in temporary and permanent immigration, will limit economic growth in the coming years.

- Following a 0.8% increase in 2025, real GDP growth is expected to hold strong and reach 1.1% in 2026 and 1.4% in 2027.

Budget 2026-2027 is based on the premise that the average effective tariff rate will remain relatively stable over the next few years and that current tariffs will become permanent. It also takes into account the recent rises in oil prices, but assumes that the situation will be temporary and will ease in the coming months.

1 Unless otherwise indicated, this document reflects economic data available as at March 6, 2026.

Overview	A.5

❏ Accelerating Québec's economic transformation

In Budget 2026-2027, the government is planning initiatives totalling more than $1.7 billion over five years to accelerate Québec's economic transformation.

- Of this amount, the government is investing nearly $700 million to promote the implementation of investment projects in promising sectors and improve the competitiveness of Québec businesses through innovation.

- It is taking action to benefit SMBs in all regions of Québec, providing them with over $580 million in support. In particular, it intends to fund promising regional economic development initiatives, foster the development of the tourism and agri-food sectors as well as support forestry businesses and communities.

- Lastly, the government is setting aside nearly $430 million to address challenges in the audiovisual sector, ensure the sustainability of Québec's media ecosystem and promote Québec cultural content.

The government is also granting itself an additional intervention capacity that can reach $2 billion, through its investment funds, to maintain head offices in Québec and develop the critical and strategic minerals sector.

❏ Boosting investment in infrastructure

The government is increasing investment in infrastructure by more than $5 billion over six years in order to invest more in maintaining assets across the province and providing Québec with modern infrastructure. The 2026-2036 Québec Infrastructure Plan (QIP) will total $167 billion.

- These new amounts will be distributed among priority sectors: health and social services, education and higher education, public transit, the road network and the continued digital transformation of public bodies.2

- A significant portion, that is, 71%, of the amounts invested will be allocated to maintaining existing infrastructure. Compared to the previous QIP, this is a significant increase, as the previous figure stood at 65%.

2 The 2026-2036 QIP published by the Secrétariat du Conseil du trésor provides detailed information on planned investments by sector.

Budget 2026‑2027
A.6	Budget Plan

❏ Supporting the government's main missions

In Budget 2026-2027, the government is setting aside nearly $4.3 billion to support its main missions.

- Nearly $2.2 billion will help facilitate access to health care and social services, in particular by supporting access to medications, continuing efforts to reduce surgery wait lists, strengthening front-line access, and supporting initiatives for caregivers.

- Nearly $640 million will be used to support students' educational success, meet urgent and temporary school space needs and make the education network more attractive to workers.

- The government is also setting aside nearly $400 million to support higher education training, labour market integration and research, particularly to continue promoting and raising the profile of engineering and information technology, extend employment assistance allowances and support research bodies.

- Furthermore, the government is setting aside more than $1 billion to strengthen Quebecers' safety and access to legal services, particularly by consolidating prevention and intervention activities in the area of public safety, and continuing efforts to combat armed violence.

❏ Supporting Quebecers and communities with targeted action

In Budget 2026-2027, the government is investing more than $3.6 billion to ensure the well-being of Quebecers and strengthen the vitality of communities across Québec.

- Of this amount, nearly $2.4 billion will be used to support Quebecers, particularly in helping them cope with the rising cost of living. This amount will serve to convert 5 000 non-subsidized childcare spaces, support access to housing, address social issues such as homelessness, mental health, domestic and sexual violence, as well as to reinforce services for the most vulnerable populations, in particular by renewing funding for several community organizations, such as Food Banks of Québec.

- In addition, an investment of over $1 billion is planned to ensure community resilience, particularly with regard to local infrastructure and for adapting to and fighting climate change.

- Lastly, the government is allocating nearly $220 million to promote Québec culture and cultural heritage.

Overview	A.7

❏ Maintaining sound management of public finances

Through responsible expenditure management and stronger-than-expected nominal GDP growth in 2025, this budget presents a budgetary situation that is proving to be better than that forecast in March 2025.

On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, the accounting deficit has been adjusted downward by nearly $3.8 billion in 2025-2026, bringing it to $7.7 billion, or 1.2% of GDP.3

- In 2025-2026, Québec has one of the lowest deficits among Canadian provinces, whose average stands at 1.7% of GDP.

- As a percentage of GDP, this is one of the lowest deficits, after Saskatchewan (0.4% of GDP), Alberta (0.9% of GDP) and Ontario (1.1% of GDP).

- In 2026-2027, the accounting balance shows a deficit of $6.3 billion, or 0.9% of GDP, representing an improvement of $861 million compared to that forecast in Budget 2025-2026.

The government is taking another step toward achieving a balanced budget by reducing the deficits projected for 2025-2026 and 2026-2027 and the gaps to be bridged for subsequent years.

Québec's net debt burden is also adjusted downward compared to Budget 2025-2026 for each year of the financial framework.

3 Unless otherwise indicated, this document is based on budgetary data available as at March 6, 2026. The data presented for 2025-2026 are preliminary results. The data for 2026-2027 to 2030-2031 are forecasts and those for subsequent years are projections.

Budget 2026‑2027
A.8	Budget Plan

Given the economic environment, the government is maintaining an $8-billion contingency reserve over the period covered by the financial framework, including $2 billion in 2026-2027. This reserve could be used, in particular, to cover unforeseen expenditures or mitigate the effects of more-moderate-than-expected economic growth.

TABLE A.2

Québec's economic and financial outlook
(billions of dollars, unless otherwise indicated)

	2024- 2025	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
FINANCIAL SITUATION
Revenue	156.1	160.5	166.5	172.8	177.6	181.8	188.2
Expenditure	−161.3	−168.2	−170.8	−175.2	−177.2	−179.5	−185.5
Contingency reserve	-	-	−2.0	−1.5	−1.5	−1.5	−1.5
Accounting surplus (deficit)	−5.2	−7.7	−6.3	−4.0	−1.1	0.8	1.2
% of GDP	0.8	1.2	0.9	0.6	0.2	0.1	0.2
DEBT
Net debt	236.2	250.3	259.5	271.1	276.8	279.3	281.3
% of GDP	38.3	38.8	38.9	39.3	38.8	37.9	36.9
	2024	2025	2026	2027	2028	2029	2030
ECONOMIC INDICATORS
Real GDP (% change)	1.7	0.8	1.1	1.4	1.5	1.5	1.4
Nominal GDP (% change)	5.9	4.5	3.5	3.4	3.4	3.4	3.3

Note: Totals may not add due to rounding.

Overview	A.9

Despite the backdrop of a pandemic, heightened geopolitical tensions caused, among other things, by Russia's invasion of Ukraine and a trade dispute with the United States, Québec has continued its efforts to reduce its debt load.

However, both in Canada and internationally, governments have generally seen their indebtedness rise in recent years.

As at March 31, 2026, Québec's net debt will represent 38.8% of GDP, a steep drop of 4.1 percentage points from the level of 42.9% as at March 31, 2019.

- Québec, along with Ontario and New Brunswick, is one of the only provinces to have reduced its indebtedness during this period.

The government remains committed to reducing the debt burden in the long term and is maintaining deposits of dedicated revenues in the Generations Fund. It will meet the net debt reduction targets set at 35.5% of GDP by 2032-2033 and 32.5% of GDP by 2037-2038.

CHART A.1

Net debt as at March 31
(percentage of GDP)

Note: As of April 1, 2026, the concept of net debt will be replaced by that of net financial liabilities due to the new accounting standard on financial statement presentation coming into force.

Budget 2026‑2027
A.10	Budget Plan

❏ Returning to a balanced budget

In Budget 2025-2026, the government presented the plan to restore fiscal balance by 2029-2030. This budget confirms that the established trajectory is being respected. The plan is credible and based on measures for revenue and expenditure.

- The budgetary balance according to the Balanced Budget Act, that is, after deposits in the Generations Fund, shows a deficit of $9.9 billion in 2025-2026, or 1.5% of GDP, and $8.6 billion in 2026-2027, or 1.3% of GDP.

The more favourable-than-expected budgetary forecasts will make it possible to reduce the gap to be bridged by $250 million in 2027-2028 and in 2028-2029, $500 million in 2029-2030 and $750 million in 2030-2031.

- Once the uncertainty, mainly related to the CUSMA review, dissipates, the economic situation should recover and allow for the gaps to be bridged.

As a result, in accordance with the Balanced Budget Act, a balanced budget, after deposits of dedicated revenues in the Generations Fund, will be achieved by 2029-2030 at the latest.

TABLE A.3

Budgetary balance within the meaning of the Balanced Budget Act
(millions of dollars, unless otherwise indicated)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031
ACCOUNTING SURPLUS (DEFICIT)	−7 655	−6 265	−3 954	−1 134	780	1 168
% of GDP	1.2	0.9	0.6	0.2	0.1	0.2
Gap to be bridged	-	-	750	2 250	2 000	1 750
Deposits of dedicated revenues in the Generations Fund	−2 289	−2 347	−2 491	−2 616	−2 780	−2 918
BUDGETARY BALANCE WITHIN THE MEANING OF THE BALANCED BUDGET ACT	−9 944	−8 612	−5 695	−1 500	-	-
% of GDP	1.5	1.3	0.8	0.2	0.0	0.0

Note: Totals may not add due to rounding.

Overview	A.11

1. ACCELERATING QUÉBEC'S ECONOMIC TRANSFORMATION

In the current global economic context, marked by trade uncertainty and accelerating technological change, Québec businesses must adapt to seize the opportunities created by this new reality.

Québec has many assets to help them meet this challenge, including a business climate conducive to investment and innovation, a diversified economy and abundant natural resources.

In Budget 2026-2027, the government is planning initiatives totalling more than $1.7 billion over five years to accelerate Québec's economic transformation:

- nearly $700 million to support businesses in adapting to the new economic climate by ensuring a competitive business environment conducive to the implementation of investment projects in promising sectors, as well as an attractive and high-performing ecosystem by supporting investment in research and innovation;

- more than $580 million to take action to benefit SMBs in all regions by contributing to regional economic growth, accelerating the development of the tourism sector, fostering the development of the bio-food sector, and supporting forestry businesses and communities;

- nearly $430 million to support the growth of our cultural sector by addressing challenges in the audiovisual sector, ensuring the sustainability of Québec's media ecosystem, and promoting Québec cultural content.

Furthermore, the government is granting itself an additional intervention capacity that can reach $2.0 billion, through its investment funds, to maintain head offices in Québec and develop the critical and strategic minerals sector.

TABLE A.4

Financial impact of the measures to accelerate Québec's
economic transformation

(millions of dollars)

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Supporting businesses in adapting to the new economic climate	−103.0	−250.1	−179.4	−107.2	−53.4	−693.1
Taking action to benefit SMBs in all regions	−293.3	−165.1	−72.1	−25.0	−25.8	−581.3
Supporting the growth of our cultural sector	−84.0	−92.2	−109.2	−72.5	−71.2	−429.1
TOTAL	−480.3	−507.4	−360.7	−204.7	−150.4	−1 703.5

Overview	A.13

2. SUPPORTING THE GOVERNMENT'S MAIN MISSIONS

In recent years, the government has invested in supporting its main missions, namely the provision of health care and social services, education and higher education, and public safety and justice. These significant investments have provided the basic funding needed to meet the growing needs of the population, improve the accessibility and quality of services offered to citizens, ensure the continuation of essential programs, and thus support the long-term viability of public services.

Budget 2026-2027 is setting aside nearly $4.3 billion over five years to support the government's main missions:

- nearly $2.2 billion to improve access to health care and social services, including supporting access to medications, continuing efforts to reduce surgery wait lists, strengthening front-line access, and supporting initiatives for caregivers;

- nearly $640 million to support students' educational success, meet urgent and temporary school space needs and make the education network more attractive to workers;

- nearly $400 million to support higher education training, labour market integration and research, particularly to continue promoting and raising the profile of engineering and information technology, extend employment assistance allowances and support research bodies;

- more than $1 billion to strengthen Quebecers' safety and access to legal services, particularly by consolidating prevention and intervention activities in the area of public safety, and continuing efforts to combat armed violence.

TABLE A.5

Financial impact of the measures to support the government's main missions
(millions of dollars)

	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Facilitating access to health care and social services	−397.6	−447.2	−447.5	−437.9	−438.3	−2 168.5
Supporting educational success	−164.7	−135.3	−113.0	−113.0	−113.0	−639.0
Supporting higher education training, labour market integration and research	−108.3	−108.4	−78.1	−50.4	−46.7	−391.9
Strengthening Quebecers' safety and access to legal services	−239.4	−237.4	−212.4	−193.4	−193.4	−1 076.0
TOTAL	−910.0	−928.3	−851.0	−794.7	−791.4	−4 275.4

Overview	A.15

3. SUPPORTING QUEBECERS AND COMMUNITIES WITH TARGETED ACTION

The uncertain socioeconomic context affects all Quebecers and exacerbates the difficult situations many of them are experiencing.

The government therefore intends to continue its efforts to support Quebecers and communities who are faced with growing challenges. It is maintaining investments and initiatives that address priority needs and protect the most vulnerable citizens.

In Budget 2026-2027, the government is allocating more than $3.6 billion over six years to support Quebecers and communities:

- nearly $2.4 billion over five years to support Quebecers, in particular by helping families cope with the rising cost of living by converting 5 000 non-subsidized childcare spaces and maintaining the school tax growth cap at 3%,4 supporting access to housing, addressing homelessness and mental health issues, combatting domestic and sexual violence, and strengthening services for vulnerable individuals;

Ultimately, the government's actions since 2021 will have led to the creation of nearly 46 000 additional subsidized childcare spaces for families.

This number is in addition to the nearly 16 000 non-subsidized childcare spaces to be converted.

- more than $1.0 billion over six years to ensure community resilience, in particular by strengthening the vitality of the territory and providing households with additional support to adapt to and fight climate change;

- nearly $220 million over five years to promote Québec culture and cultural heritage, in particular by maintaining funding for cultural activities in schools, supporting cultural bodies and preserving our cultural heritage.

4 The choices the government has made since 2018 have helped return money to Quebecers. For example, in 2026-2027, the government will return more than $7 billion to Quebecers. Details of these initiatives are presented on page 33 of Section D, "Supporting Quebecers and Communities with Targeted Action."

Overview	A.17

TABLE A.6

Financial impact of the measures to support Quebecers and communities with targeted action
(millions of dollars)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	Total
Supporting Quebecers	-	−579.1	−679.7	−505.9	−300.3	−303.9	−2 368.9
Ensuring community resilience(1)	−37.0	−130.9	−397.2	−164.6	−165.0	−134.5	−1 029.2
Promoting Québec culture and cultural heritage	-	−32.3	−52.7	−53.6	−38.3	−40.2	−217.1
TOTAL	−37.0	−742.3	−1 129.6	−724.1	−503.6	−478.6	−3 615.2

(1) Of these amounts, $583.9 million will be drawn from the Electrification and Climate Change Fund.

Budget 2026‑2027
A.18	Budget Plan

4. QUÉBEC'S ECONOMY

The global context is profoundly marked by geopolitical, economic and technological upheavals. Québec is navigating this turbulent period and is well positioned to meet the challenges and seize new opportunities. The major initiatives implemented by the government to increase the economy's potential have created more wealth.

Since 2018, Québec has outperformed the rest of Canada.

- Québec's strong economic performance has helped narrow the gap in living standards, as defined by real GDP per capita, with its key partners.

- Meanwhile, several measures put in place by the government have supported the purchasing power of households, thereby strengthening their financial situation.

Between 2018 and 2024, household purchasing power, as measured by real disposable income per capita, improved by 9.2% in Québec, compared to 5.1% in Ontario and the rest of Canada.

CHART A.2	CHART A.3

Non-residential business investment and standard of living - 2018-2024	Average weekly earnings and household purchasing power - 2018-2024
(percentage change over the entire period)	(percentage change over the entire period)

Note: Investments per capita are expressed in real terms and standard of living as measured by real GDP per capita. Sources: Statistics Canada and Ministère des Finances du Québec.

Note: Average weekly earning is expressed in nominal terms, and purchasing power represents real household disposable income per capita.

Sources: Statistics Canada and Ministère des Finances du Québec.

Overview	A.19

- The Québec labour market is among the best performing in Canada. In 2025, only Saskatchewan (5.2%) had a lower unemployment rate than Québec (5.6%) among all provinces (6.8% in Canada). The employment rate for people aged 15 to 64 (77.4%) was the highest in the country (74.2%).

- Furthermore, Québec's housing market remains one of the country's most dynamic, supported by more flexible financing conditions and greater affordability than elsewhere in Canada.

- The Canadian dollar, which remains at a relatively low level, supports the competitiveness of exports. In addition, Québec exporters have adopted a number of strategies to mitigate the impact of tariffs, including diversifying their export markets.

CHART A.4

Housing starts and transactions on the resale market

(percentage change)

Sources: Canada Mortgage and Housing Corporation, Canadian Real Estate Association, Centris and Haver Analytics.

❏ The economy is adapting to the new trade reality

Even in the face of numerous headwinds, Québec's economy showed resilience in 2025. It gradually adapted to the new trade reality, but real GDP growth slowed (+0.8%).

- Despite the tariffs imposed, most exports were shielded under the Canada-United States-Mexico Agreement (CUSMA). Meanwhile, Bank of Canada policy rate cuts, support measures granted by the various levels of government, and the healthy financial position of households helped bolster consumer spending and the residential sector.

Budget 2026‑2027
A.20	Budget Plan

In 2026 and 2027, Québec's economy is expected to withstand persistent trade disruptions, and real GDP growth should accelerate. Nonetheless, uncertainty will remain.

- Among other things, the U.S. administration is maintaining high tariffs on certain Canadian products, including aluminum and softwood lumber, and is suggesting that it could introduce more. Furthermore, the effective tariff rate remains low, but CUSMA will be reviewed in 2026 and the outcome of the negotiations is uncertain.

- The geopolitical situation remains tense, particularly in the Middle East.

- In addition, population aging and the decline in temporary and permanent immigration will limit economic gains in the coming years.

In its baseline economic scenario, the Ministère des Finances assumes that trade relations between Canada and the United States will evolve toward a new equilibrium, marked by persistent tariff measures. This scenario takes into account the recent rises in oil prices, but assumes that the situation will be temporary and will ease in the coming months.

- Budget 2026-2027 is based on the premise that the average effective tariff rate will remain relatively stable over the next few years. Furthermore, the review of CUSMA in July 2026 could lead to reduced uncertainty.

An economic forecast in an environment of great uncertainty

Developments in the trade dispute with the United States, the Canada-United States-Mexico Agreement (CUSMA) review process, and the situation in the Middle East are the main risks to the baseline economic scenario. In this context, the Ministère des Finances is presenting two alternative economic forecasts in Section H of the Québec Budget Plan - March 2026.

- In particular, an increase in tariffs, the application of further sectoral tariffs or a possible withdrawal of the United States from CUSMA could exacerbate supply chain disruptions and cause a sharper slowdown in international trade, thus dampening economic growth, particularly in investment and exports. Furthermore, the tense geopolitical situation in several regions of the world, including the Middle East, could also slow down the economy, due in particular to an oil shock, if it lasted longer than anticipated.

▪ This scenario would result in a recession. Economic activity in Québec would then decline by 0.2% in 2026, before growing by 0.8% in 2027.

- Conversely, if a trade agreement were to be reached between Canada and the United States or certain sectoral tariffs were to be withdrawn, this would reduce uncertainty and stimulate economic growth.

▪ Real GDP would increase by 1.6% in 2026, 2.0% in 2027 and 1.8% in 2028.

Overview	A.21

Overall, following a 0.8% increase in 2025, real GDP growth is expected to accelerate and reach 1.1% in 2026 and 1.4% in 2027.

TABLE A.7

Real GDP and its major components in Québec

(percentage change and contribution in percentage points)

	Change			Contribution
	2025	2026	2027	2025	2026	2027
Domestic demand	1.8	0.7	1.0	1.9	0.7	1.0
Household consumption	1.1	1.3	1.6	0.7	0.8	0.9
Residential investment	8.1	0.3	−1.2	0.5	0.0	−0.1
Non-residential business investment	1.5	−0.7	1.7	0.2	−0.1	0.2
Government spending and investment	1.4	0.1	0.1	0.4	0.0	0.0
External sector	-	-	-	−1.4	0.4	0.4
Exports	−1.7	1.2	2.2	−0.7	0.5	0.9
Imports	1.4	0.2	1.2	−0.7	−0.1	−0.6
Inventories	-	-	-	0.3	0.0	0.0
REAL GDP	0.8	1.1	1.4	0.8	1.1	1.4

Note: Totals may not add due to rounding.
Sources: Institut de la statistique du Québec, Statistics Canada and Ministère des Finances du Québec.

Budget 2026‑2027
A.22	Budget Plan

❏ Inflation remains under control, but upside risks are present

In Québec, inflation, as measured by the Consumer Price Index (CPI), remains generally within the Bank of Canada's target range of 1% to 3%, despite monthly blips. Nevertheless, it remains vulnerable to geopolitical tensions, particularly in the Middle East, and developments in the trade dispute with the United States, factors that could exert further upward pressure on prices.

Over the coming months, inflation is expected to remain close to the 2% target.

- In Canada, annual CPI growth is expected to remain relatively stable, averaging 2.1% in 2026 and 2027.

- In Québec, inflation is expected to average 2.3% in 2026 and 2.1% in 2027.

In 2026, headline inflation in Québec is expected to be slightly higher than that observed in Canada.

- This trend is mainly due to housing prices, which are rising faster than in Canada, and to the decline in gasoline prices, which has been less pronounced in Québec than in the rest of the country.

- In addition, the recovery in housing starts in Québec since 2024, combined with a shrinking population, will continue to contribute to easing pressures on housing prices.

The vacancy rate for rental housing, which rose from 1.8% in 2024 to 2.7% in 2025, indicates that the market is well on its way to rebalancing.

TABLE A.8

Consumer Price Index

(percentage change)

	2024	2025	2026	2027
Québec	2.3	2.4	2.3	2.1
Canada	2.4	2.1	2.1	2.1

Sources: Statistics Canada and Ministère des Finances du Québec.

Overview	A.23

5. QUÉBEC'S FINANCIAL SITUATION

This budget presents a budgetary situation that is proving to be better than that forecast last March. The more favourable results in 2025-2026 and 2026-2027 confirm the sound management of public finances.

- On a comparable basis to the budgetary balances of other Canadian provinces and the federal government, the accounting deficit has been adjusted downward by nearly $3.8 billion in 2025-2026, bringing it to $7.7 billion, or 1.2% of GDP.

- In 2026-2027, the accounting balance shows a deficit of $6.3 billion (0.9% of GDP), an improvement of $861 million compared to that forecast in Budget 2025-2026.

Efforts to return to a balanced budget are continuing in order to preserve the long-term sustainability of public finances.

- With expected growth in portfolio expenditures being compatible with reducing the share of expenditure in the economy, the government is respecting the established trajectory and demonstrating its commitment to achieving its objectives.

❏ Financial framework

Revenue amounts to $166.5 billion in 2026-2027, with growth of 3.7%. Growth will increase to 3.8% in 2027-2028.

- Over the period covered by the financial framework, that is, until 2030-2031, annual revenue growth will average 3.2%.

Total expenditure, or expenditures including debt service, stands at $170.8 billion in 2026-2027, growing 1.5%.5 Growth will be 2.6% in 2027-2028.

- Over the period covered by the financial framework, that is, until 2030-2031, annual growth in total expenditure will average 2.0%.

In addition, the financial framework includes a contingency reserve of $2.0 billion in 2026-2027 and $1.5 billion per year as of 2027-2028, for a total of $8.0 billion over five years, which could be used, in particular, to cover unforeseen expenditures or mitigate the effects of more-moderate-than-expected economic growth.

- As in 2024-2025, the $2.0-billion contingency reserve that was provided in 2025-2026 is not used.

- Over the period covered by the financial framework, the reserve has remained unchanged since Budget 2025-2026.

5 Excluding 2025-2026 expenditures not recurring in 2026-2027, including advance payments for public transit infrastructure projects, growth in total expenditure would be 3.2% in 2026-2027 instead of 1.5%.

Overview	A.25

One of the lowest budgetary deficits in Canada

In 2025-2026, all Canadian provinces showed budgetary deficits. On a comparable basis to the budgetary balances of other Canadian provinces, that is, before deposits of dedicated revenues in the Generations Fund, Québec's deficit stood at $7.7 billion in 2025-2026, or 1.2% of GDP.

As a percentage of GDP, this is one of the lowest deficits among Canadian provinces, after Saskatchewan (0.4% of GDP), Alberta (0.9% of GDP) and Ontario (1.1% of GDP).

Like most Canadian provinces, Québec must rectify its fiscal deficit situation in the medium term. However, it stands out for having a law that, like in Ontario and Alberta, requires a plan or timeline for restoring balance when a deficit occurs.

- However, this law requires a return to a balanced budget after deposits of dedicated revenues in the Generations Fund, which imposes an additional constraint for Québec compared to other provinces.

Québec is aiming to return to a balanced budget by 2029-2030, while several other provinces with deficits have not set a date.

2025-2026 budgetary balance
(percentage of GDP)

Notes: For Québec, it is the accounting deficit, that is, before deposits of dedicated revenues in the Generations Fund. This deficit is comparable to that of other provinces.
Chart information reflects data available as at March 6, 2026.

Budget 2026‑2027
A.26	Budget Plan

Shares of revenue and expenditure in the economy

The shares of government revenue and expenditure in the economy generally follow similar paths.

In 2026-2027, the share of revenue in the economy stands at 25.0%, below that for expenditure, which amounts to 25.6% of GDP.

- The decline in the share of revenue in the economy, from 26.1% in 2018-2019 to 25.0% in 2026-2027, is due in particular to the measures introduced by the government to return money to Quebecers, such as the tax reduction announced in Budget 2023-2024 and government contributions to limit school tax increases.

- The increase in the share of expenditure in the economy, from 24.4% in 2018-2019 to 25.6% in 2026-2027, results from government investments to ensure funding for public services, such as health and education. It is also linked to actions taken since 2018 to benefit Quebecers, such as the increases in the senior assistance amount announced in 2021 and 2022.

This gap will gradually be eliminated to maintain sound public finances over the long term.

- With the plan to restore fiscal balance, including measures for revenue and expenditure, the share of expenditure in the economy will gradually decline to 24.3% in 2030-2031, while that of revenue will rise to 24.7% over the same period.

Shares of revenue and expenditure in the economy

(percentage of GDP)

Overview	A.27

Adjustments to budgetary balances within the
meaning of the Balanced Budget Act
Under the Balanced Budget Act, the budgetary balance corresponds to the accounting surplus or deficit presented in the public accounts (surplus or deficit from operations) reduced by the amount of revenues dedicated to the Generations Fund and adjusted to take into account certain accounting changes, if applicable.

Budget 2026-2027 reports an improvement in the accounting deficit of nearly $3.8 billion in 2025-2026, $861 million in 2026-2027 and $219 million in 2027-2028.

Added to these adjustments are those of the deposits of dedicated revenues in the Generations Fund, which are up by $112 million in 2025-2026, due to the increase in investment income. For 2026-2027 and 2027-2028, the dedicated revenues have been adjusted downward by $55 million and $31 million, respectively. In 2027-2028, there is also a $250-million downward adjustment to the gap to be bridged.

Thus, the deficit within the meaning of the Act stands at $9.9 billion in 2025-2026, $8.6 billion in 2026-2027 and $5.7 billion in 2027-2028.

Adjustments to budgetary balances within the meaning of the Balanced Budget Act
(millions of dollars)
	2025-2026	2026-2027	2027-2028
BUDGETARY BALANCE(1) - MARCH 2025	−13 607	−9 528	−5 695
Adjustments to the economic and budgetary situation	1 877	3 212	2 979
Fall 2025 update initiatives	−65	−218	−195
March 2026 initiatives	−37	−2 133	−2 565
Contingency reserve adjustment	2 000	-	-
Subtotal - Accounting surplus (deficit) adjustments	3 775	861	219
Decrease in the gap to be bridged	-	-	−250
Adjustments to deposits of dedicated revenues in the Generations Fund	−112	55	31
BUDGETARY BALANCE(1) - MARCH 2026	−9 944	−8 612	−5 695
Note: Totals may not add due to rounding.
(1) Budgetary balance within the meaning of the Balanced Budget Act.

Budget 2026‑2027
A.28	Budget Plan

TABLE A.9

Multi-year financial framework

(millions of dollars, unless otherwise indicated)

	2025- 2026	2026- 2027	2027- 2028	2028- 2029	2029- 2030	2030- 2031	AAGR(1)
Revenue
Personal income tax	49 003	50 800	52 687	54 667	56 629	58 734
Contributions for health services	9 175	9 412	9 749	10 198	10 498	10 826
Corporate taxes	14 102	14 527	15 296	15 358	15 968	17 037
School property tax	1 255	1 311	1 435	1 579	1 720	1 853
Consumption taxes	29 364	30 008	30 975	31 784	32 523	33 294
Duties, permits and royalties	6 311	6 542	6 939	7 204	7 537	7 792
Miscellaneous revenue	15 395	15 908	16 285	16 819	17 471	18 042
Government enterprises	5 347	5 853	6 442	6 984	7 096	7 254
Own-source revenue	129 952	134 361	139 808	144 593	149 442	154 832
% change(2)	3.5	3.4	4.1	3.4	3.4	3.6	3.6
Federal transfers	30 577	32 131	32 948	33 022	32 337	33 325
% change	0.3	5.1	2.5	0.2	−2.1	3.1	1.7
Total revenue	160 529	166 492	172 756	177 615	181 779	188 157
% change	2.8	3.7	3.8	2.8	2.3	3.5	3.2
Expenditure
Portfolio expenditures	−158 029	−160 489	−164 279	−165 909	−167 887	−173 218
% change(3)	4.5	1.6	2.4	1.0	1.2	3.2	1.9
Debt service	−10 155	−10 268	−10 931	−11 340	−11 612	−12 271
% change	1.9	1.1	6.5	3.7	2.4	5.7	3.9
Total expenditure	−168 184	−170 757	−175 210	−177 249	−179 499	−185 489
% change	4.3	1.5	2.6	1.2	1.3	3.3	2.0
Contingency reserve	-	−2 000	−1 500	−1 500	−1 500	−1 500
ACCOUNTING SURPLUS (DEFICIT)(4)	−7 655	−6 265	−3 954	−1 134	780	1 168
% of GDP	1.2	0.9	0.6	0.2	0.1	0.2

Note: Totals may not add due to rounding.

(1) Average annual growth rate, corresponding to the geometric mean over five years, from 2026-2027 to 2030-2031.

(2) In 2027-2028, the growth in own-source revenue is primarily due to the 3.4% change in nominal GDP in 2027, the increase in Hydro-Québec's results, and the effect of harmonization with the accelerated depreciation and expensing measures announced in the 2024 federal budget.

(3) Excluding 2025-2026 expenditures not recurring in 2026-2027, including advance payments for public transit infrastructure projects, the growth in portfolio expenditures would stand at 3.3% in 2026-2027 instead of 1.6%.

(4) The accounting surplus (deficit) refers to the operating surplus (deficit) as presented in the public accounts.

Overview	A.29

❏ Returning to a balanced budget

The government tabled a plan to restore fiscal balance in Budget 2025-2026. The plan demonstrated a prudent and responsible approach by forecasting a balanced budget by 2029-2030, after deposits of dedicated revenues in the Generations Fund, in accordance with the Balanced Budget Act.

- This budget provides an opportunity for the government to reiterate its commitment to the sound management of public finances and to present a more favourable budgetary situation than that forecast in March 2025.

- The more favourable-than-expected budget forecasts also make it possible to reduce the gap to be bridged by $250 million in 2027-2028 and in 2028-2029, $500 million in 2029-2030 and $750 million in 2030-2031.

- Once the uncertainty, mainly related to the CUSMA review, dissipates, the economic situation should recover and allow for the gaps to be bridged.

The budgetary balance according to the Act shows deficits of $9.9 billion in 2025-2026, or 1.5% of GDP, and $8.6 billion in 2026-2027, or 1.3% of GDP.

- This represents a downward adjustment of $3.7 billion in 2025-2026 and $916 million in 2026-2027.

Deficits will gradually decline until a balanced budget is achieved by 2029-2030.

CHART A.5

Path for returning to a balanced budget

(billions of dollars)

Budget 2026‑2027
A.30	Budget Plan

5.1 Stimulating the economy through significant public infrastructure investments

In the current environment, marked by significant uncertainty due mainly to U.S. trade policy, it is important for the government to support and stimulate the economy. Public infrastructure investments are an important lever available to the government to help not only increase Québec's economic potential, but also ensure quality public services.

- In response to uncertainties, the government had planned, in Budget 2025-2026, to increase infrastructure investments by $11 billion over three years, from 2025-2026 to 2027-2028, in the 2025-2035 Québec Infrastructure Plan (QIP).

With the dual objective of supporting the economy and providing Québec with modern infrastructure in good condition, in Budget 2026-2027, the government is planning:

- accelerated infrastructure investments of more than $5 billion over six years, from 2025-2026 to 2030-2031;

- From 2025-2026 to 2030-2031, investments will total $108.0 billion, which is $5.2 billion more than what was planned in the March 2025 budget.6

- The additional $5.2 billion corresponds to an acceleration of $3.4 billion from 2026-2027 to 2030-2031 and advance payments of $1.8 billion in 2025-2026.

- a $3.0-billion increase in the 2026-2036 QIP, or from 2026-2027 to 2035-2036, to $167 billion.7

Québec expects the federal government to contribute financially to the QIP, an important plan, particularly through the Build Communities Strong Fund and the Canada Public Transit Fund. Québec will use the federal funds as leverage to ensure that priority projects are carried out across its territory.

6 Detailed explanations of infrastructure investments are provided on page 69 of Section F, "Québec's Financial Situation."

7 The 2025-2035 QIP stood at $164 billion.

Overview	A.31

CHART A.6

Change in the Québec Infrastructure Plan

(billions of dollars)

Source: Secrétariat du Conseil du trésor.

Budget 2026‑2027
A.32	Budget Plan

6. THE QUÉBEC GOVERNMENT'S DEBT

Québec has made notable progress in reducing its debt load in recent decades.

The net debt burden will stand at 38.8% of GDP as at March 31, 2026. This is lower than the pre-pandemic level, which was 42.9% as at March 31, 2019.

This reduction in indebtedness was achieved against a difficult backdrop marked by a pandemic, heightened geopolitical tensions caused, among other things, by Russia's invasion of Ukraine and a trade dispute with the United States.

Net debt to GDP will increase until 2027-2028 due to, in particular, the significant investments in public infrastructure needed to stimulate economic growth in a context of trade tensions with the United States. It will then fall back to 36.9% of GDP as at March 31, 2031. This will be much lower than the peak reached in 2013-2014, at 53.4% of GDP.

The government aims to reduce net debt to GDP to 35.5% by 2032-2033 and to 32.5% by 2037-2038. It will achieve this, in particular, by returning to a balanced budget after deposits in the Generations Fund starting in 2029-2030.

CHART A.7

Net debt as at March 31

(percentage of GDP)

Note: As of April 1, 2026, the concept of net debt will be replaced by that of net financial liabilities due to the new accounting standard on financial statement presentation coming into force.

Overview	A.33

❏ The net debt burden is lower than it was as at March 31, 2019

As at March 31, 2026, net debt will stand at 38.8% of GDP, compared to 42.9% as at March 31, 2019. Therefore, over the last seven years, net debt to GDP will have fallen 4.1 percentage points, despite the pandemic, major investments in public infrastructure and reinvestment in public services.

The decrease in the net debt burden is largely explained by strong nominal economic growth during this period. Note that, during this same period, the government took action to boost the economy, namely by increasing Quebecers' disposable income and making significant investments in infrastructure.

❏ Downward adjustment to net debt since the March 2025 budget

For each year of the financial framework, the projected net debt is lower than it was in March 2025. This is due, in particular, to smaller deficits from 2024-2025 to 2026-2027. The level of GDP is also higher, which helps reduce the net debt burden.

Net debt is lower despite the higher investments in public infrastructure announced in this budget.

TABLE A.10

Adjustments to net debt as at March 31 since the March 2025 budget

(millions of dollars, unless otherwise indicated)

	2026	2027	2028	2029	2030
March 2026	250 289	259 509	271 141	276 806	279 304
% of GDP	38.8	38.9	39.3	38.8	37.9
March 2025	255 003	270 435	282 588	286 431	288 149
% of GDP	40.4	41.5	41.9	41.0	39.8
Adjustments	−4 714	−10 926	−11 447	−9 625	−8 845
% of GDP	−1.6	−2.6	−2.6	−2.2	−1.9

Budget 2026‑2027
A.34	Budget Plan

APPENDIX: QUÉBEC'S ECONOMIC OUTLOOK - 2024 TO 2030

TABLE A.11

Economic outlook in Québec
(annual average, percentage change, unless otherwise indicated)

	2024	2025	2026	2027	2028	2029	2030
Production
Real GDP	1.7	0.8	1.1	1.4	1.5	1.5	1.4
Nominal GDP	5.9	4.5	3.5	3.4	3.4	3.4	3.3
Nominal GDP (billions of dollars)	616.8	644.4	666.9	689.9	713.6	737.7	762.4
Components of GDP (in real terms)
Final domestic demand	3.1	1.8	0.7	1.0	1.0	1.1	1.1
− Household consumption	2.5	1.1	1.3	1.6	1.5	1.5	1.4
− Government spending and investment	2.5	1.4	0.1	0.1	0.3	0.6	0.9
− Residential investment	5.9	8.1	0.3	−1.2	−2.8	−2.5	−1.6
− Non-residential business investment	5.5	1.5	−0.7	1.7	2.5	2.3	2.3
Exports	0.5	−1.7	1.2	2.2	2.0	2.0	1.9
Imports	1.8	1.4	0.2	1.2	1.2	1.2	1.2
Labour market
Population (thousands)	8 995	9 058	9 045	9 025	9 012	9 007	9 014
Population aged 15 and over - Labour Force Survey (thousands)	7 435	7 579	7 601	7 597	7 596	7 606	7 623
Jobs (thousands)	4 566	4 645	4 665	4 681	4 698	4 713	4 727
Job creation (thousands)	43.2	78.8	20.4	16.1	16.3	15.3	14.0
Unemployment rate (per cent)	5.3	5.6	5.4	4.6	4.2	4.0	4.0
Other economic indicators (in nominal terms)
Household consumption	5.1	4.0	3.8	3.6	3.4	3.3	3.2
− Excluding food expenditures	4.1	2.6	2.7	3.3	3.2	3.1	3.0
Housing starts (thousands of units)	48.7	59.9	56.0	49.0	41.5	36.9	33.9
Residential investment	9.4	14.2	3.4	1.2	−0.3	−0.2	0.8
Non-residential business investment	9.2	5.4	2.1	4.2	5.1	4.5	4.5
Wages and salaries	6.0	4.4	3.0	3.5	3.3	3.1	3.1
Household income	7.1	3.8	3.2	3.4	3.3	3.2	3.3
Net operating surplus of corporations	3.1	5.7	3.7	3.1	3.4	3.6	3.7
Consumer Price Index	2.3	2.4	2.3	2.1	2.0	2.0	2.0
− Excluding food and energy	2.7	2.7	2.3	2.1	1.9	1.9	1.9

Sources: Institut de la statistique du Québec, Statistics Canada, Canada Mortgage and Housing Corporation and Ministère des Finances du Québec.

Overview	A.35